

June 7, 2011

Via Email
James Weber
Chief Financial Officer
Falconstor Software, Inc.
2 Huntington Quadrangle, Suite 2S01
Melville, NY 11747

> **Re:** **Falconstor Software, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 14, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 10, 2011**
> **File No. 000-23970**

Dear Mr. Weber:

We have reviewed your letter dated May 18, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 20, 2011.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Part II. Other Information

Item 1. Legal Proceedings

Internal Investigation, page 36

1.   We note your response to prior comment 1 that you believe you have appropriately disclosed the improper payments in your Form 10-K and that the disclosure provided a

clear understanding of what the improper payments represented. We also note the disclosure in your Form 10-Q for the quarterly period ended March 31, 2011 related to the improper payments. Based on these disclosures, we continue to believe that the details related to these payments remain unclear. Please provide us more detail related to the improper payments and how you considered enhancing your disclosures to include the following:

- the total amount of improper payments made to the customer;

- the various forms of compensation paid including the total amounts for each form (e.g. cash, stock, etc.);

- the titles of the three company employees that were involved with these payments and whether they are currently employed by the company;

- the name of the customer that received these payments; and

- the amount of revenue recognized from this customer for each year presented.

If the amount of revenue recognized from this customer was material, tell us whether you are continuing to earn revenue from this customer or whether your business relationship with this customer has ceased. Furthermore, tell us whether the amount of revenue earned from this customer going forward will be impacted by the discovery of the improper payments and how you considered disclosing such information in your Management's Discussion and Analysis of Financial Condition and Results of Operations section. Please refer to Item 303(A)(3)(ii) of Regulation S-K and Section III.B of SEC Release 33-8350.

You may contact the undersigned at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief